Atlas Resources, Incorp.
4759 Kester Avenue
Sherman Oaks, CA 91403
Telephone: 310-780-1558

December 16, 2010

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  John P. Lucas, Staff Attorney

Dear Sirs:

Re:           Registration Statement on Form S-1 – SEC File #333-166848

Further to your letter dated October 13, 2010 concerning our registration statement on Form S-1, we respond to your comments as follows:

General

1.	Please clarify whether Mr. Holt serves as a director of your company. We note the table on page 31 lists him as a direct, but he is only referred to as an officer in other places in the filing.

Mr. Holt only serves as an officer of the company. We have removed his name from the table of directors on page 31.

2.
Given your disclosure that your two officers and sole director reside in California, your sole mineral claim is in Canada, and your geologist has not visited the claim, please disclose whether your officers and director have visited the property.

We have disclosed that our director, Blair Sorby, has visited our mineral property. In addition, we advise as follows:

•	Blair Sorby prepared the company’s registration statement
•	Mr. Sorby relied upon a geology report prepared by Amanda Tremblay in drafting the prospectus
•	the business plan that is described was created by Mr. Sorby based on the geology report prepared by Amanda Tremblay
•	Mr. Sorby and Mr. Holt were affiliated with Atlas Resources, Incorp. at the time of incorporation.

3.
As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies that have no reserves. It appears that at least some of these acquisitions or combinations results in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true, and with a view toward disclosure, confirm to us that Messrs. Sorby and Holt did not agree to purchase Atlas shares or serve as officers or directors of Atlas at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

We confirm that Mr. Sorby and Mr. Holt did not agree to purchase Atlas shares or serve as officers or directors of Atlas due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to, or a business combination with, a third party looking to obtain or become a public reporting entity. We also confirm that neither Mr. Sorby nor Mr. Holt have a present intention to seek a sale of the enterprise or a business combination with a third party looking to become a public reporting entity.

4.
Given that unusual facts and circumstances set forth in the prospectus, explain how and when Messrs. Sorby and Holt, residents of southern California with no experience in geology or mineral exploration, developed an interest in owning and managing a mining company with operations in Ontario.

Although Mr. Sorby is a resident of California, he was born and has previously resided in Canada. Many of his family members have a history in engineering and mining and Mr. Sorby has gained knowledge regarding the mineral exploration business through these relationships. As well, Mr. Sorby has been a project manager of various land development enterprises and is familiar with the facets of project development including budgeting, phase completion, and scheduling.

5.
If any of the following individuals has any experience in the creation, marketing, or sale of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to use in necessary detail. This comment refers to any and all of the following individuals:

•	Mr. Sorby;
•	Mr. Holt;
•	legal counsel;
•	Ms. Tremblay
•	those responsible for Messrs. Sorby and Holt’s connection with Atlas; and
•	any others who participated in the preparation of the prospectus disclosure.

None of the above mentioned individuals has any experience in the creation, marketing, or sale of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.

6.
If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business; (b) named a new control person; (c) ceased mining activities; (d) became a delinquent filer; or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

None of the people mentioned in Comment 5 has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business; (b) named a new control person; (c) ceased mining activities; (d) became a delinquent filer; or (e) reported proven or probable reserves.

Risk Factors, page 6

7.	We expect you will need to update your disclosure on page 6 to reflect $16,474 of cash as of June 30, 2010 to agree with your financial reporting.

We have updated on cash on hand figure in the noted risk factor to September 30, 2010, the date of our most recent financial statements included in our amendment.

Financial Statements, page 19

8.
Since you have not obtained audit coverage for the cumulative information, please modify the column headings, “Accumulated from July 1, 2009 (inception) through June 30, 2010” on your Statements of Operations and Statements of Cash Flows, to include a label indicating that this financial information is unaudited.

We have revised the noted column headings to indicate that the financial information is unaudited.

Note 1 – Basis of Presentation, page 25

9.
We note you have presented your audited and unaudited financial statements together in your latest amendment. Please revise your disclosures under this heading so that these are consistent with this presentation. Specifically, identify the financial statements that are audited and those which are unaudited, and clarify the extent to which you have presented any of this in a condensed format following the guidance in Rule 8-03 of Regulation S-X. In addition, please remove language referring readers to audited financial statements and notes appearing in your Form 10-K as you have not yet filed such a report.

Finally, please include all footnotes required to accompany audited financial statements. For example, we note in this amendment to the registration statement you have removed income tax and earnings per share disclosures required to be included in audited annual financial statements.

We have revised our Basis of Presentation disclosure to be consistent with our presentation of audited and unaudited financial statements together. As well, we have identified which financial statements are audited and which are unaudited.

We have also removed language referring to our Form 10-K and have ensured that all required footnotes accompany our audited financial statements.

Exhibit 23

10.	Please ask you auditors to provide an updated consent letter which refers to the correct amendment number to the registration statement.

We have filed an updated consent letter from our auditors as an exhibit to our amended registration statement that refers to the correct amendment number to the registration statement.

Yours truly,

Blair Sorby
President